FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                               As of May 20, 2005



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.
                                        /
                          Form 20-F __\/__ Form 40-F ____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.
                                                /
                               Yes _____ No __\/__


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing: "Tenaris to Put Sidor Stake into Steel Holding Organized by Techint".

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: May 20, 2005



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary

                        Tenaris to Put Sidor Stake into
                       Steel Holding Organized by Techint



    LUXEMBOURG--(BUSINESS WIRE)--May 18, 2005--Tenaris S.A. (NYSE:TS), (BCBA:TS) (BMV:TS) (BI:TEN) announced today that it will exchange its investments in Sidor for shares in the company in which Techint has announced that it intends to consolidate its holdings in flat and long steel producers (the "Newco"). The exchange of Tenaris's 12.6% equity interest in Sidor, held through participations in Consorcio Siderurgia
Amazonia Ltd. and Ylopa - Servicos de Consultadoria Lda., will be made at a value to be determined by an internationally recognized investment bank which will be engaged for such purpose.
    Newco will consolidate Sidor, the leading Venezuelan steel producer, Siderar, the Argentine flat steel producer, and Hylsamex
S.A. de C.V., the Mexican manufacturer of flat and long steel products, provided that, for the consolidation of Hylsamex, Techint successfully concludes its acquisition of a majority shareholding in Hylsamex pursuant to the agreement it reached today with Alfa S.A. de
C.V., the owner of 42.5% of the shares of Hylsamex.
    In this way, Tenaris will exchange its current participation in Sidor for a participation in a company which is expected to be the leading regional steel producer in Latin America with operations in Mexico, Argentina and Venezuela, an annual steelmaking capacity of 12 million tons and annual revenues of US$5 billion.
    Tenaris is a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries and a leading regional supplier of welded steel pipes for gas pipelines in South America. Domiciled in Luxembourg, it has pipe manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico, Romania and Venezuela and a network of customer service centers present in over 20 countries worldwide.



    CONTACT: Tenaris
             Nigel Worsnop, 1-888-300-5432
             www.tenaris.com